Jonathan Harwell	John M. Brittingham	Barbara D. Holmes	Christopher A. Scharman
Lin S. Howard *	Susan V. Sidwell	Alix Coulter Cross	Tracy M. Lujan
Ernest E. Hyne II	John F. Blackwood	Kris Kemp	Jonathan Stanley
Craig V. Gabbert, Jr.	D. Alexander Fardon	J. Greg Griffen	Kenneth S. Byrd
Mark Manner	Michael R. Hill	Leslie B. Wilkinson, Jr.	W. Christopher Andrews
Glen Allen Civitts	Joseph Allen Kelly	Ryan D. Brown
Glenn B. Rose	David Cox	David P. Cañas
John N. Popham IV	Curtis Capeling	David Simcox	*Of Counsel
January 9, 2008
VIA EDGAR & FACSIMILE
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3720
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Advocat Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 14, 2007

Form 10-Q for the quarterly period ended September 30, 2007
File No. 001-12996
Dear Mr. Spirgel:
This is a written request for an extension of the time allowed for Advocat to respond to your letter dated December 28, 2007 regarding Advocat Inc.’s (the Company) filing referenced above. Mr. Riddle, the Company’s CFO and addressee of the letter was out of the office until Monday January 7, 2008. In addition Advocat is currently in the process of closing its books for the end of the fiscal year. Therefore, we respectfully request that you allow Advocat to file its response to your letter on or before January 31, 2008. I spoke to Kathryn Jacobson yesterday, and she indicated that there was not a problem with this request provided we filed a written request by EDGAR.
Advocat is committed to fully complying with the SEC disclosure requirements. We would like a little more time to ensure that we can adequately respond to each item in your comment letter. If you have any problems or concerns with receiving our response on or before January 31, 2008, please call me at (615) 251-1083 to discuss.

Sincerely, HARWELL HOWARD HYNE GABBERT & MANNER, P.C.
/s/ Susan Sidwell
Susan V. Sidwell

SVS/led
cc: Kathryn Jacobson
      Kyle Moffatt
315 Deaderick Street, Suite 1800       Nashville, Tennessee 37238-1800
phone 615-256-0500      fax 615-251-1059       www.h3gm.com